Exhibit 99.(a)(1)(L)
Supplemental Disclosure to Pharmion Employees
Eligible to Participate in the Option Exchange Program
     This Supplemental Disclosure to Pharmion Employees Eligible to Participate in the Option Exchange Program (the “Supplement”) supplements and amends the Offer to Exchange Outstanding Options to Purchase Common Stock (the “Offer”) and the Stock Option Exchange Election Form (the “Election Form”) that were sent to you on April 19, 2006. All statements in this Supplement are hereby deemed to be a part of the Offer and the Election Form. You should read the following information carefully, as it provides important additional disclosure about the Offer and amends the terms of the Offer. Capitalized terms not defined in this Supplement have the meanings given to them in the Offer. If any of the terms, conditions or information provided in this Supplement contradict the terms, conditions or information found in the Offer or Election Form, this Supplement shall govern and shall be deemed to amend the Offer or Election Form.
I. Summary financial information about Pharmion Corporation is attached to this Supplement as Exhibit A.
II. A total of 704,237 outstanding options to purchase our common stock are eligible to be exchanged pursuant to the Offer.
III. In the sixty (60) days prior to the commencement of the Offer, none of our executive officers or members of our Board of Directors engaged in transactions which involved options to purchase our common stock.
IV. Absent the occurrence of one or more of the conditions described in Section 6 of the Offer (“Conditions of this Offer”), we may not terminate the Offer. We note that this amends the terms of the Offer set forth in Section 14 (“Extension of this Offer; Termination; Amendment”).
V. All references in the Offer to a specific time of day shall refer to Eastern time, rather than Mountain Daylight Time.
VI. The new address of the U.S. Securities and Exchange Commission is: Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please disregard the two addresses provided for the U.S. Securities and Exchange Commission in Section 18 of the Offer (“Additional Information”).
VII. Pharmion Corporation does not view the certifications made by security holders in the Election Form that they have carefully read and understand the Offer materials as a waiver of liability, and Pharmion Corporation promises not to assert that this provision constitutes a waiver of liability. This statement amends the Election Form sent to you on April 19, 2006 and is hereby deemed to be a part of any Election Form that you return to us.

Exhibit A
Pharmion Corporation
Summary Financial Information

	Amounts reported in $ thousands
	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004
Balance Sheet

Current assets	308,890	288,820
Noncurrent assets	123,740	122,410
Total assets	432,630	411,230
Current liabilities	82,269	55,454
Noncurrent liabilities	3,737	3,823
Total liabilities	86,006	59,277
Stockholder’s equity	346,624	351,953

Operations

Net sales	221,244	130,171
Cost of sales, inclusive of royalties and exclusive of product rights amortization	59,800	43,635
Income (loss) from operations	4,589	(12,099)
Net income (loss)	2,269	(17,537)

Income (loss) from operations per share, basic and diluted	0.14	(0.43)

Earnings (loss) per share, basic and diluted	0.07	(0.63)

Book value per share (1)	10.86	11.07
(1)   Book value per share is calculated by dividing stockholder’s equity by the number of shares of common stock outstanding at the end of each period presented.